Mail Stop 3561

January 29, 2010

Mr. Lawrence A Jacobs, Senior Executive Vice President
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: **News Corporation**
               Form 10-K for the fiscal year ended June 30, 2009
               Filed August 12, 2009
               File No. 001-32352

Dear Mr. Jacobs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief